Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

1 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

02055865

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the completion of the disposal of shares in Vintage Jaya Sdn Bhd released on 1 November 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c/\harddisk\Sc1.lwp

Form Version 2.0

General Announcement

Submitted by **S DARBY** on **01-11-2002 05:37:15 PM**
Reference No **SD-021030-12E60**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Completion of the disposal of shares in Vintage Jaya Sdn. Bhd.

* **Contents :-**

Further to the announcement dated 21st August 2002, Sime Darby Berhad ("Sime Darby") wishes to announce that the disposal of the 420,000 ordinary shares of RM10.00 each in Vintage Jaya Sdn. Bhd. to Mr. Liu Tai Shin and the disposal of the alcoholic beverages business of Sime Darby Marketing Sdn. Bhd. to Vinsprit Sdn. Bhd. (formerly known as Joyful Seasons Sdn. Bhd.), a company owned by Mr. Liu Tai Shin, have been completed on 1st November 2002. Consequently, Vintage Jaya Sdn. Bhd. has ceased to be a subsidiary of Sime Darby.

This announcement is dated 1st November 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: